Second Quarter Report

To the Shareholders of Magna International Inc.

(Unaudited)
(United States dollars in millions, except per share figures)

	SIX MONTHS ENDED		THREE MONTHS ENDED
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Sales	$7,614	$6,394	$3,848	$3,273
Net income(1)	$336	$312	$174	$159
Net income from operations(2)	$336	$323	$174	$170
Diluted earnings per share(1)	$3.41	$3.33	$1.76	$1.63
Diluted earnings per share from operations(2)	$3.41	$3.45	$1.76	$1.81
(1)
Net income and diluted earnings per share have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(2)
The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Net income from operations for the six months and three months ended June 30, 2002 is based on net income but excludes an ownership dilution loss of $11 million from public subsidiary share issuances. Diluted earnings per share from operations for the six months and three months ended June 30, 2002 is based on diluted earnings per share and calculated using 90.8 million and 91.0 million diluted shares outstanding, respectively, but excludes the ownership dilution loss described above and an $11 million charge to retained earnings related to foreign exchange on the redemption of the 4.875% Convertible Subordinated Debentures.

For more information see notes 3 and 5 to the Second Quarter Consolidated Financial Statements attached.

HIGHLIGHTS

The Company posted sales of $3.8 billion and $7.6 billion for the second quarter and six months ended June 30, 2003, increases of 18% and 19% over the comparable periods ended June 30, 2002. The higher sales level in the second quarter of 2003 reflects increases over the comparable quarter of 2002 of 31% in European content per vehicle and 23% in North American content per vehicle. European content per vehicle increased $67 for the second quarter ended June 30, 2003, of which $55 was due to the strengthening of the euro and British pound against the U.S. dollar. North American content per vehicle increased $97 for the second quarter ended June 30, 2003, of which $28 was due to the strengthening of the Canadian dollar against the U.S. dollar. During the second quarter of 2003, North American vehicle production declined approximately 9% and European vehicle production remained substantially unchanged from the comparable period. Sales at Magna Entertainment Corp. ("MEC") for the second quarter and six months ended June 30, 2003 were $188 million and $458 million, increases of 47% and 21% over the comparable periods ended June 30, 2002.

MAGNA INTERNATIONAL INC.    2003                1

The Company earned net income from operations for the second quarter ended June 30, 2003 of $174 million, representing an increase over the comparable quarter in 2002 of 2% or $4 million. The Company earned net income from operations for the six months ended June 30, 2003 of $336 million, representing an increase over the six months ended June 30, 2002 of 4% or $13 million. Net income for the second quarter and six months ended June 30, 2003 was $174 million and $336 million, respectively.

Diluted earnings per share from operations were $1.76 for the second quarter ended June 30, 2003, compared to $1.81 for the second quarter ended June 30, 2002. Diluted earnings per share were also $1.76 for the second quarter ended June 30, 2003. Diluted earnings per share from operations for the second quarter of 2003 reflects an increase in net income, offset by a higher average number of diluted shares outstanding substantially due to the Donnelly acquisition, which added approximately 5.2 million shares in the fourth quarter of 2002. Diluted earnings per share from operations were $3.41 for the six months ended June 30, 2003, compared to $3.45 for the six months ended June 30, 2002. Diluted earnings per share for the six months ended June 30, 2003 were also $3.41.

The Company generated cash from operations before changes in non-cash working capital of $350 million and invested $291 million in non-cash working capital in the second quarter of 2003. Total investment activities for the second quarter ended June 30, 2003 were $253 million, including $196 million in fixed assets, $15 million in fixed asset additions at MEC, and $42 million in other assets.

DIVIDENDS

In accordance with Magna's Corporate Constitution, the Board of Directors declared a dividend of $0.34 per share on the outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the quarter ended June 30, 2003. The dividend is payable on September 15, 2003 to shareholders of record on August 29, 2003.

2                MAGNA INTERNATIONAL INC.    2003

OUTLOOK

We posted strong second quarter results, despite a significant decline in North American vehicle production and continued costs to support the unprecedented amount of business launching this year. In addition, we continue to be awarded a significant amount of business from our customers that is expected to lead to continued content growth in the future.

We are pleased to announce that on August 19, 2003, at a special meeting of shareholders, a special resolution approving the spin-off of 100% of MI Developments Inc. ("MID"), was approved by over 97% of the votes cast by the holders of each of the Class A Subordinate Voting and Class B Shares, with each class voting separately. A distribution of one MID Class A Subordinate Voting Share for every two Magna Class A Subordinate Voting Shares and one MID Class B Share for every two Magna Class B Shares will be made to Shareholders of record at the close of business on August 29, 2003. MID is currently a wholly owned subsidiary of Magna which was established to acquire and hold substantially all the automotive real estate owned by the Company. The assets of MID will include our controlling interest in MEC. Subsequent to the spin-off, Magna and its operating subsidiaries will continue to occupy their facilities under long-term leases with MID and Magna will cease to have any interest in MID and MEC.

In August, we announced the extension of the share buyback program to August 11, 2004. Under the share buyback, we may purchase up to 3,000,000 Magna Class A Subordinate Voting Shares pursuant to a normal course issuer bid, subject to a maximum aggregate expenditure of $200 million.

Magna continues to have one of the strongest balance sheets in the industry, with a debt to capitalization ratio of 12% and cash reserves of approximately $1.5 billion. Although we remain cautious about North American and European vehicle production volumes in the second half of 2003 due to uncertainty about general economic conditions and their impact on the global automotive industry, Magna remains in a strong position, both financially and operationally, to capitalize on new opportunities for continued short-term and long-term growth.

  (signed) Belinda Stronach

Belinda Stronach
 President and Chief Executive Officer

MAGNA INTERNATIONAL INC.    2003                3

Magna International Inc.
Management's Discussion and Analysis of Results of Operations
and Financial Position

For the three and six month periods ended June 30, 2003

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Magna International Inc. ("Magna"or the "Company") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, unless otherwise noted. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2003 and the audited consolidated financial statements for the year ended December 31, 2002, which are both prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna supplies its automotive products and services through the following global product groups:

  Public Subsidiaries

  •
  Decoma International Inc. ("Decoma") — exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components

  •
  Intier Automotive Inc. ("Intier") — interior and closure components, systems and modules

  •
  Tesma International Inc. ("Tesma") — highly-engineered engine, transmission and fueling component systems and modules

  Wholly Owned Subsidiaries

  •
  Magna Steyr — complete vehicle engineering and assembly of low volume derivative, niche and other vehicles and complete drivetrain technologies

  •
  Cosma International — stamped, hydroformed and welded metal body and chassis systems, components, assemblies and modules

  •
  Magna Donnelly — exterior and interior mirror, lighting and engineered glass systems, including advanced electronics

In addition to the Company's automotive operations, Magna has certain non-automotive operations held through its public subsidiary, Magna Entertainment Corp. ("MEC"). MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages twelve thoroughbred racetracks, two standardbred racetracks, one racetrack that runs both thoroughbred and standardbred meets, and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business known as XpressBet™ and owns and operates HorseRacing TV™, a television network focused exclusively on horse racing.

HIGHLIGHTS

During the second quarter ended June 30, 2003, Magna posted strong financial results, including:

  •
  Automotive sales of $3.7 billion;

  •
  Automotive operating income of $303 million; and

  •
  Diluted earnings per share of $1.76.

In addition, on August 19, 2003, at a special meeting of shareholders, a special resolution approving the spin-off of 100% of MI Developments Inc. ("MID"), was approved by over 97% of the votes cast by holders of each of the Class A Subordinate Voting and Class B Shares, with each class voting separately. A distribution of one MID Class A Subordinate Voting Share for every two Magna Class A Subordinate Voting Shares and one MID Class B Share for every two Magna Class B Shares will be made to Shareholders of record at the close of business on August 29, 2003. MID is currently a wholly owned subsidiary of Magna which was established to acquire and hold substantially all the automotive real estate owned by the Company. The assets of MID will include the Company's controlling interest in MEC. Subsequent to the spin-off, Magna and its operating subsidiaries will continue to occupy their facilities under long-term leases with MID and Magna will cease to have any interest in MID and MEC.

4                MAGNA INTERNATIONAL INC.    2003

On August 6, 2003, the Company announced that the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") have accepted notices of the Company's intention to purchase for cancellation and/or for purposes of its long-term retention (restricted share) program up to 3,000,000 of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid effected through the facilities of the TSX and NYSE. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the by-laws, rules and policies of the TSX and the NYSE, subject to a maximum aggregate expenditure of $200 million. The actual number of Class A Subordinate Voting Shares and the timing of any purchases will be determined by the Company. The Company will not purchase any of its Class B Shares pursuant to the bid. As of July 31, 2003, the Company had 94,664,801 Class A Subordinate Voting Shares issued and outstanding and its public float consisted of 90,074,455 Class A Subordinate Voting Shares. The Company had previously initiated a normal course issuer bid on August 12, 2002 which expired on August 11, 2003. Under this prior bid, the Company purchased for cancellation an aggregate of 33,900 Class A Subordinate Voting Shares and paid an average price of Cdn$97.38 for each such share.

2003 OUTLOOK

Given its operational and financial strengths, including one of the strongest balance sheets in the industry, Magna is well positioned to capitalize on industry trends and to continue to grow its average content per vehicle in both North America and Europe.

For the third quarter of 2003, the Company expects average dollar content per vehicle to range between $510 and $525 in North America and between $330 and $345 in Europe. In addition, the Company has assumed that third quarter 2003 vehicle production volumes will be approximately 3.7 million units in both North America and Europe. Based on expected average dollar content per vehicle in North America and Europe, the above volume assumptions and anticipated tooling and other automotive sales, Magna expects its automotive sales for the third quarter of 2003 to be between $3.4 billion and $3.6 billion and diluted earnings per share from operations1 to be in the range of $1.05 to $1.25.

The Company expects full year 2003 average dollar content per vehicle to range between $500 and $520 in North America and between $300 and $320 in Europe. Further, the Company is forecasting 2003 vehicle production volumes of approximately 15.9 million units in North America and approximately 16.0 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, the above volume assumptions and anticipated tooling and other automotive sales, Magna expects its automotive sales for the full year 2003 to range from $14.0 billion to $14.8 billion, compared to 2002 automotive sales of $12.4 billion. In addition, diluted earnings per share from operations1 for 2003 are expected to be in the range of $6.20 to $6.55. The expected reduction in diluted earnings per share from operations1 associated with the spin-off of MID has not been reflected in this 2003 outlook.

In addition, the Company expects that full year 2003 spending for fixed assets for its automotive business will be approximately $800 million, compared to $791 million in 2002.

1
See footnote 1, page 11

MAGNA INTERNATIONAL INC.    2003                5

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the six months ended June 30,			For the three months ended June 30,
	2003	2002	Change	2003	2002	Change
1 Canadian dollar equals U.S. dollars	0.689	0.636	+ 8%	0.717	0.644	+11%
1 Euro equals U.S. dollars	1.106	0.899	+23%	1.139	0.921	+24%
1 British pound equals U.S. dollars	1.611	1.445	+12%	1.621	1.463	+11%

The preceding table reflects the average foreign exchange rates between the most common currencies in which Magna conducts business and its U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the six months and three months ended June 30, 2003 impacted the reported U.S. dollar amounts of Magna's sales, expenses and income. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

RESULTS OF OPERATIONS — FOR THE SIX MONTHS ENDED JUNE 30, 2003

Total Sales

Total sales were a record of $7.6 billion, reflecting record sales levels at the Company's automotive operations of $7.2 billion and revenues at the Company's non-automotive operations of $458 million.

Automotive Sales

	For the six months ended June 30,
	2003	2002	Change
Vehicle Production Volumes (millions of units)
North America	8.309	8.618	- 4%
Europe	8.625	8.568	+ 1%

Average Dollar Content Per Vehicle
North America	$498	$421	+18%
Europe	$280	$212	+32%

Automotive Sales
North American Production	$4,139	$3,625	+14%
European Production and Assembly	2,416	1,814	+33%
Other Automotive	601	578	+ 4%

Total Automotive Sales	$7,156	$6,017	+19%

Total automotive sales reached a record level for the first six months of 2003, increasing by 19% compared to the first six months of 2002.

During the first six months of 2003, North American production sales increased by 14% or $514 million over the first six months of 2002 to $4.1 billion. This increase in production sales reflects an 18% increase in the Company's North American average dollar content per vehicle, including $22 per vehicle due to the strengthening of the Canadian dollar against the U.S. dollar, offset in part by a 4% decline in North American vehicle production volumes from the first six months of 2002.

During the first six months of 2003, European production and assembly sales increased by 33% or $602 million over the first six months of 2002 to $2.4 billion. This increase in production sales reflects a 32% increase in the Company's European average dollar content per vehicle, including $53 per vehicle due to the strengthening of the euro and British pound, each against the U.S. dollar, combined with a 1% increase in European vehicle production volumes over the first six months of 2002.

6                MAGNA INTERNATIONAL INC.    2003

Other automotive sales, which include tooling and engineering sales, increased by 4% or $23 million in the first six months of 2003 to $601 million, reflecting the Company's continued involvement in new production and assembly programs.

Operating Income — Automotive

Automotive operating income increased 8%, or $43 million, to a record $566 million in the first six months of 2003 compared to the first six months of 2002. The 8% increase in operating income is the result of a higher gross margin generated by higher sales and an increase in net interest income. These improvements to operating income were partially offset by lower equity income and increases in selling, general and administrative spending and depreciation and amortization in the first six months of 2003.

Magna Entertainment Corp.

MEC generated revenues of $458 million and operating income of $22 million during the first six months of 2003.

  (i)
  Racing Operations

    Revenues from racing operations were $449 million in the first six months of 2003 compared to $362 million in the first six months of 2002, an increase of $87 million or 24%. The increase in revenues was primarily attributable to the acquisitions of Lone Star Park at Grand Prairie and The Maryland Jockey Club in the fourth quarter of 2002, which increased racing revenues in the first six months of 2003 by $101 million; and revenues of $6 million related to the Flamboro Downs acquisition for which MEC received regulatory approval on April 16, 2003. These increases were partially offset by reduced revenues due to lower average daily attendance and a corresponding decrease in on-track wagering activities at most other facilities.

    Operating income from racing operations decreased by $9 million to $21 million for the first six months of 2003. The decrease in operating income from racing operations was primarily the result of the lower contribution margin resulting from decreased wagering revenues for reasons specified above; additional rent incurred at MEC's Bay Meadows facility; costs incurred by MEC's recent acquisitions for the periods in which they were not running live race meets; and higher interest costs as a result of the issuances of convertible subordinated notes in December 2002 and June 2003, and higher levels of debt as a result of debt assumed by MEC on the acquisitions discussed above.

  (ii)
  Real Estate and Other Operations

    Revenues from real estate and other operations were $9 million for the first six months of 2003 compared to $15 million for the first six months of 2002. Operating income from real estate and other operations decreased to $1 million for the first six months of 2003 from $4 million for the first six months of 2002. No gains on the disposal of real estate were realized during the first six months of 2003 compared to $3 million for the first six months of 2002.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED JUNE 30, 2003

The remaining results of operations discussion in this MD&A focuses on the three months ended June 30, 2003 compared to the three months ended June 30, 2002. For a detailed discussion of the three months ended March 31, 2003 compared to the three months ended March 31, 2002, refer to Magna's 2003 First Quarter Report.

Total Sales

Total sales were a record of $3.8 billion, reflecting record sales levels at the Company's automotive operations of $3.7 billion and revenues at the Company's non-automotive operations of $188 million.

MAGNA INTERNATIONAL INC.    2003                7

Automotive Sales

	For the three months ended June 30,
	2003	2002	Change
Vehicle Production Volumes (millions of units)
North America	4.157	4.556	- 9%
Europe	4.346	4.317	+ 1%

Average Dollar Content Per Vehicle
North America	$516	$419	+23%
Europe	$284	$217	+31%

Automotive Sales
North American Production	$2,145	$1,908	+12%
European Production and Assembly	1,234	936	+32%
Other Automotive	281	301	- 7%

Total Automotive Sales	$3,660	$3,145	+16%

Total automotive sales reached a record level in the second quarter of 2003, increasing by 16% compared to the second quarter of 2002.

North America

North American production sales increased 12% or $237 million, to $2.1 billion. This increase in sales reflects a 23% increase in the Company's North American average dollar content per vehicle, including $28 per vehicle due to the strengthening of the Canadian dollar against the U.S. dollar, offset in part by a 9% decline in North American vehicle production volumes from the second quarter of 2002.

In North America, the Company's average dollar content per vehicle grew by 23% or $97 to $516 for the second quarter of 2003 compared to $419 for the second quarter of 2002. The increase in content relates primarily to the acquisition of Donnelly Corporation on October 1, 2002, which added $35 to content per vehicle in North America; increased content and/or production on several programs, related primarily to the launch of new programs during, or subsequent to, the second quarter of 2002, including the DaimlerChrysler CS (Pacifica) program, the BMW E85 (Z4) program, the Mazda J56A (Mazda 6) program, and the General Motors GMX357 (Saturn Ion) program, and higher content and/or production on several programs, including the General Motors GMT800 series (full size trucks and sport utilities) and GMT257 (Rendezvous) programs and an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, which added $28 to content per vehicle. These increases in content were partially offset by the impact of lower volumes on certain high content programs, including the DaimlerChrysler RS (minivan) program and the Ford U152 (Explorer) program and the termination of the Ford Cal1 (Lincoln Blackwood) program in the second quarter of 2002, and continued customer price concessions.

Europe

European production and assembly sales increased 32% or $298 million to $1.2 billion for the second quarter of 2003, which reflects increases in the Company's European average dollar content per vehicle, including $55 per vehicle due to the strengthening of the euro and British pound, each against the U.S. dollar, combined with a 1% increase in European vehicle production volumes over the second quarter of 2002.

In Europe, the Company's average dollar content per vehicle grew by 31% or $67 to $284 for the second quarter of 2003 compared to $217 for the second quarter of 2002. The increase in reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar, resulted in a $55 increase in European content per vehicle. Also increasing European content were additional sales arising from the acquisition of Donnelly Corporation on October 1, 2002, which added $19 to content per vehicle in Europe, the launch of new programs during, or subsequent to, the second quarter of 2002, including the Volkswagen VW756 (Touareg) program and the DaimlerChrysler RG (minivan) program and higher

8                MAGNA INTERNATIONAL INC.    2003

content and/or production on several programs, including the Mini program and the Nissan P1 (Micra) program. These increases in content were partially offset by a decrease in sales on the DaimlerChrysler W463 (G-Class) and W211 (E-Class) programs and the termination of the DaimlerChrysler W163 (M-Class) program in Europe.

Other Automotive

Other automotive sales, which include tooling and engineering sales, were $281 million for the second quarter of 2003, representing a decrease of 7% or $20 million from the second quarter of 2002. The decrease is primarily the result of a decrease in North American tooling sales, primarily in Decoma and Other Automotive Operations, offset in part by an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar.

Refer also to the automotive sales discussion in AUTOMOTIVE SEGMENTS below.

Gross Margin — Automotive

Gross margin as a percentage of total automotive sales for the second quarter of 2003 was 18.1% compared to 18.3% for the second quarter of 2002. Magna's overall gross margin percentage decreased by 0.4% as a result of the strengthening of the euro and British pound, each against the U.S. dollar, since more of Magna's consolidated gross margin was earned in Europe in the second quarter of 2003 compared to the second quarter of 2002 and European operations operate at margins that are lower than the Magna average. Gross margin as a percentage of total automotive sales was also negatively affected by the Donnelly acquisition as Donnelly operates at margins that are lower than the Magna average. Also negatively impacting gross margin were launch costs and OEM price concessions. Partially offsetting these declines in gross margin as a percentage of total automotive sales was improved performance and productivity improvements at a number of divisions as well as lower tooling and other automotive sales which earn lower or no margins.

Depreciation and Amortization — Automotive

Depreciation and amortization costs increased 17% or $17 million to $120 million for the second quarter of 2003 compared to $103 million for the second quarter of 2002. The increase in depreciation and amortization in the second quarter of 2003 was primarily due to the acquisition of Donnelly in October 2002, which added $7 million of depreciation expense in the quarter and an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, which added $13 million of expense.

Selling, General and Administrative ("SG&A") — Automotive

SG&A expenses as a percentage of total automotive sales increased to 6.7% for the second quarter of 2003 compared to 6.1% for the second quarter of 2002. SG&A expenses increased by 29% or $55 million to $247 million for the second quarter of 2003, up from $192 million for the second quarter of 2002. The increase in SG&A expenses for the second quarter of 2003 relates primarily to a $23 million increase in reported U.S. dollar SG&A due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, an additional $15 million of SG&A expenses as a result of the acquisition of Donnelly, and higher costs to support the increase in sales levels, including spending to support new programs.

Interest Income, Net — Automotive

Interest income (net of interest expense of $3 million) was $4 million for the second quarter of 2003, compared to $1 million for the second quarter of 2002. The increase in net interest income reflects lower interest costs as a result of the redemption of the 4.875% Convertible Subordinated Debentures in June 2002, combined with higher interest income resulting from the increase in the Company's average net cash position.

Operating Income — Automotive

Automotive operating income was a record $303 million for the second quarter of 2003 compared to $289 million for the second quarter of 2002. The 5% increase in operating income is the result of higher gross margin generated by higher sales and increased interest income, partially offset by lower equity income and higher SG&A spending and depreciation and amortization expense in the second quarter of 2003.

MAGNA INTERNATIONAL INC.    2003                9

Operating Income — Magna Entertainment Corp.

	For the three months ended June 30, 2003
	Racing Operations	Real Estate and Other Operations	Total
Revenues	$183	$5	$188
Costs and expenses	$183	5	$188

Operating income — MEC	$—	$—	$—

	For the three months ended June 30, 2002
	Racing Operations	Real Estate and Other Operations	Total
Revenues	$118	$10	$128
Costs and expenses	118	8	126

Operating income — MEC	$—	$2	$2

  (i)
  Racing Operations

    Revenues from racing operations were $183 million for the second quarter of 2003 compared to $118 million for the second quarter of 2002, an increase of $65 million or 55%. The increase in revenues was primarily attributable to the acquisitions of Lone Star Park at Grand Prairie, The Maryland Jockey Club and Flamboro Downs, which increased racing revenues in the second quarter of 2003 by $72 million. These increases were partially offset by reduced revenues due to lower average daily attendance and a corresponding decrease in on-track wagering activities at most other facilities.

    For the second quarter of 2003, operating income from racing operations was $nil, unchanged from the second quarter of 2002. The additional operating income generated by MEC's recent acquisitions was offset by a lower contribution margin resulting from decreased wagering revenues for reasons specified above; additional rent expense incurred at MEC's Bay Meadows facility; costs incurred by MEC's new business units which were in the start-up phase during the second quarter of 2003; and higher interest costs as a result of the issuances of convertible subordinated notes in December 2002 and June 2003, and higher levels of debt related to acquisitions.

  (ii)
  Real Estate and Other Operations

    Revenues from real estate and other operations were $5 million for the second quarter of 2003 compared to $10 million for the second quarter of 2002. Operating income from real estate operations decreased $2 million to $nil for the second quarter of 2003, as no gains on the disposal of real estate were realized during the second quarter of 2003 compared to $2 million for the second quarter of 2002.

Other Loss

In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

Income Taxes

Magna's effective income tax rate on operating income (excluding equity and other loss) for the second quarter of 2003 was substantially unchanged from the second quarter of 2002, decreasing to 34.3% from 34.5%.

10                MAGNA INTERNATIONAL INC.    2003

Minority Interest

	Net Income for the three months ended June 30,		Minority Interest as at June 30,
	2003	2002	2003	2002
Tesma	$22	$17	56%	52%
Decoma	$35	$37	32%	31%
Intier	$22	$27	12%	11%
MEC	$—	$2	41%	41%

Minority interest expense increased by $3 million to $26 million for the second quarter of 2003 compared to minority interest expense of $23 million for the second quarter of 2002. The increase in minority interest expense is primarily due to higher earnings at Tesma and higher minority interest entitlements at Tesma, Decoma and Intier, offset in part by lower earnings at Decoma, Intier and MEC.

Net Income

For the second quarter of 2003, net income from operations1 was $174 million, representing a 2% increase over the second quarter of 2002 net income from operations1 of $170 million. The $4 million increase is the result of the $12 million increase in operating income, partially offset by increases in income taxes of $5 million and minority interest expense of $3 million. Including Other Loss, net income was $174 million for the second quarter of 2003 compared to $159 million for the second quarter of 2002.

Earnings per Share

	For the three months ended June 30,
	2003	2002	Change
Earnings per Class A Subordinate Voting or Class B Share
Basic	$1.76	$1.64	+ 7%
Diluted	$1.76	$1.63	+ 8%

Average number of Class A Subordinate Voting and Class B Shares outstanding
Basic	95.7	85.5	+12%
Diluted	96.0	86.2	+11%

Diluted earnings per Class A Subordinate Voting or Class B Share from operations	$1.76	$1.81	- 3%

Diluted earnings per share from operations1 for the second quarter of 2003 were $1.76, a decrease of $0.05 from the second quarter of 2002 diluted earnings per share from operations1. The increase in net income for the second quarter of 2003 was offset by the increase in the weighted average number of shares outstanding during the quarter as a result of the Class A Subordinate Voting Shares issued to acquire Donnelly Corporation in October 2002.

1
The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Net income from operations for the three months ended June 30, 2002 is based on net income but excludes an ownership dilution loss of $11 million from public subsidiary share issuances. Diluted earnings per share from operations for the three months ended June 30, 2002 is based on diluted earnings per share and calculated using 91.0 million diluted shares, but excludes the ownership dilution loss described above and an $11 million charge to retained earnings related to foreign exchange on the redemption of the 4.875% Convertible Subordinated Debentures.

MAGNA INTERNATIONAL INC.    2003                11

AUTOMOTIVE SEGMENTS

Refer to note 27 of the Company's 2002 audited consolidated financial statements, which explains the basis of segmentation.

	2003		2002
	Total Sales	Operating Income	Total Sales	Operating Income
Public Automotive Operations
Decoma International Inc.	$612	$55	$588	$60
Intier Automotive Inc.	1,132	38	996	48
Tesma International Inc.	279	31	241	26
Wholly Owned Automotive Operations
Magna Steyr	517	8	464	5
Other Automotive Operations	1,160	120	881	101
Corporate and Other	(40)	51	(25)	49

	$3,660	$303	$3,145	$289

The sales amounts in the following segmented discussion are before intersegment eliminations.

Decoma International Inc.

Sales

Decoma's sales increased by $24 million or 4% to $612 million for the second quarter of 2003. The increase in sales reflects increases in Decoma's North American and European average dollar content per vehicle. These increases were offset in part by the 9% decrease in North American vehicle production volumes and a decrease in tooling and other sales primarily in North America as there were relatively few launches in the second quarter of 2003.

In North America, the increase in Decoma's dollar content per vehicle was primarily attributable to an increase in Decoma's reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar and the acquisition of certain of Federal-Mogul Corporation's original equipment automotive lighting operations in the second quarter of 2003.

In Europe, content growth was attributable to the increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar. Content also increased as a result of program launches at new facilities that started up in the latter part of 2002 and the first half of 2003, including the Volkswagen T5 (Transit Van) program and the DaimlerChrysler E-Class 4MATIC front end module program.

Operating Income

Decoma's operating income decreased $5 million or 8% to $55 million for the second quarter of 2003. This decrease is largely attributable to lower gross margins as a result of lower North American vehicle production volumes, an increase in Decoma's corporate segment operating loss due to foreign exchange losses on U.S. dollar denominated monetary items held in Canada and lower European operating income. Decoma's European operating results were negatively impacted by increased costs incurred to support European sales growth, including launch and start-up costs, and continued operating inefficiencies at certain European facilities. The operating loss at Decoma's Merplas facility improved despite a significant drop in Merplas' production sales due to lower Jaguar X400 production volumes and despite an increase in the reported U.S. dollar loss as a result of the strengthening of the British pound against the U.S. dollar.

12                MAGNA INTERNATIONAL INC.    2003

Intier Automotive Inc.

Sales

Intier's sales increased by $136 million or 14% to $1,132 million for the second quarter of 2003. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe and a $19 million increase in tooling and other sales, partially offset by a 9% decrease in North American vehicle production volumes, including lower vehicle volumes on certain of Intier's high content programs.

In North America, the increase in Intier's dollar content per vehicle relates primarily to programs that launched in the first quarter of 2003, including the DaimlerChrysler CS (Pacifica) program, programs that launched subsequent to the second quarter of 2002, such as the Saturn GMX 357 (Ion) program, and an increase in Intier's reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, partially offset by customer price concessions.

In Europe, the increase in Intier's dollar content per vehicle relates primarily to increases in Intier's reported U.S. dollar sales due primarily to the strengthening of the euro and British pound, each against the U.S. dollar and programs that launched subsequent to the second quarter of 2002, including the Jaguar XJ Series program, Toyota 312N (Avensis) program and Nissan P1 (Micra) program, partially offset by the impact of the June 2003 labour strikes in eastern Germany.

Operating Income

Intier's operating income decreased $10 million or 21% to $38 million for the second quarter of 2003. This decrease was primarily a result of customer price concessions, lower gross margins generated by lower North American production volumes, including lower vehicle volumes on certain of Intier's high content programs, operating inefficiencies and launch costs at one of Intier's North American divisions, the impact of the labour strikes in eastern Germany, closure costs associated with one of Intier's divisions in Europe, increased start-up costs for new facilities launching new products in the second half of 2003, increased depreciation as a result of Intier's continuing investment in capital equipment to support new programs and facilities, increased affiliation fees, increased selling, general and administrative costs associated with the increase in production sales and an increase in reported U.S. dollar operating losses at certain European operations due to the strengthening of the euro and the British pound, each against the U.S. dollar. Partially offsetting these decreases in operating income was higher gross margins generated by increased production sales from new program launches, an increase in reported U.S. dollar operating income at certain operations due to the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar, and operating improvements at certain European divisions.

Tesma International Inc.

Sales

Tesma's sales increased by $38 million or 16% to $279 million for the second quarter of 2003. The increase in sales reflects an increase in Tesma's average dollar content per vehicle in both North America and Europe, partially offset by a 9% reduction in North American vehicle volumes.

In North America, Tesma's content per vehicle increased largely due to an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, and by new program launches including a front cover module for the General Motors High Feature V6 engine, balance shaft assemblies for the General Motors Line 4 and Line 5 engine programs, camshaft phasers and housings for General Motors' premium V8 engine, and fuel filler tubes launched for the Ford C170 (Focus) program. In addition, Tesma experienced higher volumes on production ramp-ups of other recently-launched programs including an oil pump assembly for Ford's 5R110 transmission and a water pump assembly for Honda's redesigned Accord, as well as increased volumes on products supplied for General Motors' L850 and Gen III engine programs, certain tensioner and alternator decoupler programs for Ford, General Motors, Honda and Volkswagen, and on the General Motors one/two accumulator cover and stator shaft programs produced for General Motors' 4L60E transmission. The increases were partially offset by continuing requirements for price concessions to various OEM customers.

MAGNA INTERNATIONAL INC.    2003                13

In Europe, content per vehicle was positively impacted by the translation effect of a strengthening euro against the U.S. dollar, the launch of a steel fuel tank assembly for Volkswagen's PQ34 program, continued volume increases on the fuel tank assembly programs for Volvo and Volkswagen launched subsequent to the second quarter of 2002, new fuel filler pipe programs for Ford and DaimlerChrysler, higher volumes on the rear-axle crossover component supplied to DaimlerChrysler and a stronger demand for service parts.

Operating Income

Tesma's operating income increased by $5 million or 19%, to $31 million for the second quarter of 2003. The increase in operating income is the result of a higher gross margin generated by increased sales, improved capacity utilization and production efficiencies at certain facilities and higher interest income partially offset by increased launch costs at certain North American and Korean divisions, continued price concessions to OEM customers, increased depreciation charges as Tesma continues to invest for new business, and higher selling, general and administrative costs and affiliation fees, all of which were significantly impacted by a strengthening of the Canadian dollar, euro and Korean won, each against the U.S. dollar.

Magna Steyr

Sales

Magna Steyr's sales increased by 11% or $53 million to $517 million for the second quarter of 2003. The increase in sales was due to a $115 million increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar, partially offset by decreases in both assembly sales and engineering and tooling sales.

In Europe, during the second quarter of 2003, Magna Steyr assembled the Mercedes E-Class 4X2, the Mercedes G-Class, the Chrysler Jeep Grand Cherokee and the Chrysler Voyager vehicles whereas in the second quarter of 2002, Magna Steyr assembled the Mercedes E-Class 4X2 and E-Class 4MATIC, the Mercedes G-Class, the Chrysler Jeep Grand Cherokee and the Mercedes M-Class vehicles. In the first quarter of 2003, Magna Steyr launched the new model of the E-Class 4X2 and in the third quarter of 2003, Magna Steyr will launch the new 4MATIC version of the E-Class. As a result of the model changeovers, assembly of the prior model of the 4MATIC terminated during the second quarter of 2002 and no E-Class 4MATIC vehicles were assembled in the second quarter of 2003.

Magna Steyr's vehicle assembly volumes for the second quarter of 2003 and the second quarter of 2002 were as follows:

	For the three months ended June 30,
Vehicle Assembly Volumes (Units)	2003	2002	Change
Full-Costed
E-Class	6,266	7,110	- 12%
G-Class	1,795	2,348	- 24%

	8,061	9,458	- 15%
Value-Added
M-Class	—	5,994	-100%
Jeep	8,477	7,680	+ 10%
Voyager	9,790	—	n/a

	18,267	13,674	+ 34%

	26,328	23,132	+ 14%

The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble E-Class and G-Class vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble M-Class, Jeep and Voyager vehicles are accounted for in this manner.

14                MAGNA INTERNATIONAL INC.    2003

Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

Assembly sales, as reported in U.S. dollars, increased $38 million in the second quarter of 2003. The increase in assembly sales was primarily due to a $67 million increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar. Excluding the effect of translation, assembly sales decreased $29 million as a result of a 15% decrease in the assembly volumes of full-cost vehicles in the second quarter of 2003 from the second quarter of 2002, partially offset by a 34% increase in assembly volumes on value-added vehicles in the second quarter of 2003 over the second quarter of 2002 including assembly of Voyager vehicles, which began in the third quarter of 2002, and higher Jeep vehicle volumes. Also contributing to the decline in assembly sales was the termination of the M-Class program in Europe.

Sales at Magna Steyr's powertrain operations increased by $9 million to $98 million for the second quarter of 2003. The increase in sales is primarily due to a $15 million increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar. Excluding the effect of translation, powertrain sales decreased $6 million as a result of an $11 million decrease in Europe, offset in part by a $5 million increase in North America.

Operating Income

Magna Steyr reported operating income of $8 million for the second quarter of 2003 compared to operating income of $5 million for the second quarter of 2002. The increase in operating income is substantially a result of improved performance at Magna Steyr's powertrain facilities in Austria, partially offset by launch costs incurred with respect to the new Mercedes E-Class 4MATIC, SAAB 442 (93 Convertible) and BMW E83 (X3) assembly programs and operational inefficiencies with respect to the launch of the new Mercedes E-Class 4X2 and S, E and C programs.

Other Automotive Operations

Sales

Magna's Other Automotive Operations sales increased by 32% or $279 million to $1,160 million for the second quarter of 2003. The increase in sales is primarily the result of the acquisition of Donnelly, which added approximately $240 million in sales in the second quarter of 2003, a $101 million increase in reported U.S. dollar sales due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar and an increase in production volumes on the GMT800 series (full size trucks and sport utilities) program. The increase in sales was partially offset by the decrease in North American vehicle production volumes and an $18 million decrease in sales as a result of the termination of the Ford Cal1 (Lincoln Blackwood) program in the second quarter of 2002.

Operating Income

Magna's Other Automotive Operations operating income increased $19 million to $120 million for the second quarter of 2003. The increase in operating income is primarily the result of the higher reported U.S. dollar gross margin due to the strengthening of the Canadian dollar against the U.S. dollar, termination of the Ford Cal1 program in the second quarter of 2002, which generated losses in the second quarter of 2002, and the acquisition of Donnelly. These increases were partially offset by launch costs, OEM price concessions and higher reported U.S. dollar depreciation and amortization expense and selling, general and administration costs due to the strengthening of the Canadian dollar against the U.S. dollar.

Corporate and Other

Corporate and Other operating income of $51 million for the second quarter of 2003 increased $2 million over the second quarter of 2002. The increase primarily relates to higher affiliation fees received as a result of increased sales.

MAGNA INTERNATIONAL INC.    2003                15

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months ended June 30,
	2003	2002	Change
Net income	$174	$159
Items not involving current cash flows	176	144

	350	303
Changes in non-cash working capital	(291)	71
Increase in deferred revenue	2	68

Cash provided from operating activities	$61	$442	$(381)

Cash flow from operations before changes in non-cash working capital increased by $47 million over the second quarter of 2002 to $350 million for the second quarter of 2003. Cash flow from operations increased primarily as a result of a $15 million increase in net income and a $32 million increase in non-cash items including a $17 million increase in depreciation and amortization and a $3 million increase in minority interest. Cash invested in non-cash working capital for the second quarter of 2003 amounted to $291 million, which was primarily attributable to a $195 million increase in accounts receivable, principally as a result of cash receipts received immediately after the end of the second quarter, and a $57 million decrease in accounts payable and accrued liabilities primarily as a result of payments in April of 2003 to satisfy the 2002 Employee Equity and Profit Participation Plan obligations. The increase in deferred revenue in the second quarter of 2002 relates primarily to cash received by Magna Steyr to fund pre-launch costs related to certain assembly programs. Overall, cash flow from operations for the second quarter of 2003 was $61 million, representing a decrease of $381 million from the second quarter of 2002.

Capital and Investment Spending

	For the three months ended June 30,
	2003	2002	Change
Fixed assets, investments and other additions	$(250)	$(203)
Purchases of subsidiaries	—	(2)
Proceeds from disposals	6	7

Cash used in investing activities	$(244)	$(198)	$(46)

The Company invested $211 million in fixed assets and $42 million in other assets in the second quarter of 2003. Of the total fixed asset spending, $196 million related to the Company's automotive operations and $15 million related to fixed asset spending at MEC. The increase in other assets includes an additional $6 million of long-term tooling receivables primarily related to Mercedes tooling programs, capitalized engineering costs of $13 million, and a $23 million increase in other assets.

For the second quarter of 2003, proceeds from disposals were $6 million, reflecting proceeds from normal course fixed and other asset disposals.

16                MAGNA INTERNATIONAL INC.    2003

Financing

	For the three months ended June 30,
	2003	2002	Change
Net repayments of debt	$(44)	$(50)
Issues of subordinated debentures by subsidiary	145	—
Repayments of debentures' interest obligations	(2)	(2)
Preferred Securities distributions	(7)	(5)
Issues of Class A Subordinate Voting Shares	4	3
Issues of shares by subsidiaries	12	143
Dividends paid to minority interests	(4)	(3)
Dividends	(32)	(28)

Cash provided from (used in) financing activities	$72	$58	$14

In June 2003, MEC issued $145 million (net of issue costs of $5 million) of 8.55% convertible unsecured subordinated notes maturing June 15,2010.

During the second quarter of 2003, the Company issued $4 million in Class A Subordinate Voting Shares on the exercise of stock options.

The issue of shares by subsidiaries in the second quarter of 2003 is comprised of the issue of $5 million in Decoma Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program and the issue of $7 million in Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing program. The issue of shares by subsidiaries in the second quarter of 2002 is comprised primarily of the April 2002 MEC public offering of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of approximately $142 million.

Dividends paid during the second quarter of 2003 were $0.34 per Class A Subordinate Voting or Class B Share, aggregating $32 million. These payments relate to dividends declared in respect of the three month period ended March 31, 2003. The increase in dividends paid for the second quarter of 2003 compared to the second quarter of 2002 is due to the increase in the aggregate number of Class A Subordinate Voting and Class B Shares outstanding arising from the issue of Class A Subordinate Voting Shares on conversions and redemptions of the 4.875% Convertible Subordinated Debentures during the second quarter of 2002 and issued on the acquisition of Donnelly in the fourth quarter of 2002.

Financing Resources

During the second quarter of 2003, Magna's cash resources decreased by $24 million to approximately $1.5 billion. In addition to its cash resources, Magna has unused and available operating lines of credit of approximately $469 million and term lines of credit of approximately $566 million. Of such amounts, Magna's wholly owned operations had cash of $795 million and unused and available operating and term credit facilities of $193 million at June 30, 2003, while the Company's publicly traded operations had cash of $689 million and unused and available operating and term credit facilities of $842 million at June 30, 2003.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. The maximum facility amount is Cdn$100 million. As at June 30, 2003, Cdn$63 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on the Company's consolidated balance sheet.

Off-Balance Sheet Financing

The Company's off-balance sheet financing arrangements are limited to operating lease contracts. Refer to the Company's MD&A included in Magna's 2002 Annual Report.

Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $85 million since the Company has a legal right of set-off of its long-term receivable against such borrowings and intends to settle the related amounts simultaneously.

MAGNA INTERNATIONAL INC.    2003                17

COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 26 of the Company's 2002 audited consolidated financial statements, which describe these claims.

SUBSEQUENT EVENTS

  (a)
  On August 19, 2003, at a special meeting of shareholders, the shareholders of the Company approved the distribution of 100% of the outstanding shares of MI Developments Inc. ("MID"), a wholly owned subsidiary of the Company. Prior to the distribution, MID will be reorganized to own substantially all of the Company's automotive real estate and the Company's controlling interest in MEC. Magna and its operating subsidiaries will continue to occupy their facilities under long-term leases with MID and Magna will cease to have any interest in MID and MEC.

    As required by recent amendments to CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", the Company is required to recognize an impairment loss, if any, related to the spin-off based on any excess of the Company's carrying value of the distributed assets over their fair values on the distribution date, which is currently expected to be August 29, 2003. This impairment evaluation will be completed at the date of distribution on an individual asset basis for the properties in the real estate business of MID and based on an assessment of the fair value of MID's controlling interest in MEC.

    On the distribution date, the Company's shareholders' equity will be reduced by the carrying value of its net investment in MID. The reduction in shareholders' equity will consist of a charge to income for impairment in the value of the distributed assets, if any, and a direct charge to shareholders' equity for the excess of the net investment in MID over any impairment charge.

    At March 31, 2003, Magna's net investment in MID was $1,475 million. Magna's net investment in MID will be fixed effective June 30, 2003 and, as a result, there will be a payable to, or receivable from, MID created due to certain changes in Magna's net investment in MID during the period between June 30, 2003 and the effective date of the distribution.

  (b)
  On August 4, 2003, the Company delivered notice to Decoma that it will convert Cdn$150 million of Decoma Convertible Series Preferred Shares into Decoma Class A Subordinate Voting Shares effective August 30, 2003. This share conversion will increase Magna's ownership interest in Decoma from 69% to 74%.

  (c)
  On August 6, 2003, the Company announced that the Toronto Stock Exchange and the New York Stock Exchange have accepted notices of the Company's intention to purchase for cancellation and/or for purposes of its long-term retention (restricted share) program up to 3,000,000 of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid, which is subject to a maximum aggregate expenditure of $200 million, commenced on August 12, 2003, following the expiry of its prior bid on August 11, 2003, and will expire no later than August 11, 2004.

18                MAGNA INTERNATIONAL INC.    2003

FORWARD-LOOKING STATEMENTS

The contents of this Quarterly Report (including the MD&A) contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding Magna's future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by Magna in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors Magna believes are appropriate in the circumstances. However, whether actual results and developments will conform with Magna's expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; the impact of financially distressed sub-suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; increased crude oil and energy prices; dependence on certain vehicle product lines; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors set out in Magna's Annual Information Form filed with the Canadian Securities Commissions and annual report on Form 40-F filed with the Securities Exchange Commission, in each case for its fiscal year ended December 31, 2002, as renewed from time to time. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Magna expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this Quarterly Report (including the MD&A) to reflect subsequent information, events or circumstances or otherwise.

MAGNA INTERNATIONAL INC.    2003                19

Magna International Inc.
Consolidated Statements of Income and Retained Earnings
(Unaudited)
(United States dollars in millions, except per share figures)

		Six months ended		Three months ended
	Note	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Sales:
Automotive		$7,156	$6,017	$3,660	$3,145
Magna Entertainment Corp.		458	377	188	128

		7,614	6,394	3,848	3,273

Automotive costs and expenses:
Cost of goods sold		5,884	4,931	2,997	2,569
Depreciation and amortization		238	202	120	103
Selling, general and administrative		482	372	247	192
Interest income, net		(7)	—	(4)	(1)
Equity income		(7)	(11)	(3)	(7)
Magna Entertainment Corp. costs and expenses		436	343	188	126

Operating income — automotive		566	523	303	289
Operating income — Magna Entertainment Corp.		22	34	—	2

Operating income		588	557	303	291
Other loss	3	—	(11)	—	(11)

Income before income taxes and minority interest		588	546	303	280
Income taxes		202	190	103	98
Minority interest		50	44	26	23

Net income		$336	$312	$174	$159

Financing charges on Preferred Securities and other paid-in capital		$(10)	$(16)	$(6)	$(7)
Foreign exchange loss on the redemption of the 4.875% Convertible Subordinated Debentures	5	—	(11)	—	(11)
Net income available to Class A Subordinate Voting and Class B Shareholders		326	285	168	141
Retained earnings, beginning of period		2,570	2,217	2,696	2,290
Dividends on Class A Subordinate Voting and Class B Shares		(64)	(57)	(32)	(28)
Adjustment for change in accounting policy related to goodwill	2	—	(42)	—	—
Retained earnings, end of period		$2,832	$2,403	$2,832	$2,403
Earnings per Class A Subordinate Voting or Class B Share:
Basic		$3.41	$3.37	$1.76	$1.64
Diluted		$3.41	$3.33	$1.76	$1.63

Cash dividends paid per Class A Subordinate Voting or Class B Share		$0.68	$0.68	$0.34	$0.34

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in millions):
Basic		95.6	84.5	95.7	85.5
Diluted		95.9	90.8	96.0	86.2

See accompanying notes

20                MAGNA INTERNATIONAL INC.    2003

Magna International Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(United States dollars in millions)

		Six months ended		Three months ended
	Note	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Cash provided from (used for):
OPERATING ACTIVITIES
Net income		$336	$312	$174	$159
Items not involving current cash flows		344	281	176	144

		680	593	350	303
Changes in non-cash working capital		(236)	150	(291)	71
Increase in deferred revenue		2	69	2	68

		446	812	61	442

INVESTMENT ACTIVITIES
Automotive fixed asset additions		(311)	(240)	(196)	(131)
Magna Entertainment Corp. fixed asset additions		(28)	(34)	(15)	(20)
Purchase of subsidiaries		—	(3)	—	(2)
Decrease (increase) in investments		4	(3)	3	(4)
Increase in other assets		(76)	(61)	(42)	(48)
Proceeds from disposition of investments and other		11	16	6	7

		(400)	(325)	(244)	(198)

FINANCING ACTIVITIES
Net repayments of debt		(51)	(103)	(44)	(50)
Issues of subordinated debentures by subsidiaries	4	211	—	145	—
Repayments of debentures' interest obligations		(3)	(12)	(2)	(2)
Preferred Securities distributions		(13)	(12)	(7)	(5)
Issues of Class A Subordinate Voting Shares		6	19	4	3
Issues of shares by subsidiaries		12	144	12	143
Dividends paid to minority interests		(7)	(6)	(4)	(3)
Dividends		(64)	(57)	(32)	(28)

		91	(27)	72	58

Effect of exchange rate changes on cash and cash equivalents		120	33	87	34

Net increase (decrease) in cash and cash equivalents during the period		257	493	(24)	336
Cash and cash equivalents, beginning of period		1,227	890	1,508	1,047

Cash and cash equivalents, end of period		$1,484	$1,383	$1,484	$1,383

See accompanying notes

MAGNA INTERNATIONAL INC.    2003                21

Magna International Inc.
Consolidated Balance Sheets
(Unaudited)
(United States dollars in millions)

	Note	June 30, 2003	December 31, 2002
ASSETS
Current assets
Cash and cash equivalents		$1,484	$1,227
Accounts receivable		2,589	2,140
Inventories		1,045	918
Prepaid expenses and other		104	84

		5,222	4,369

Investments		127	114
Fixed assets, net		4,835	4,415
Goodwill, net	2	489	467
Future tax assets		176	176
Other assets		672	601

		$11,521	$10,142

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness		$200	$272
Accounts payable		2,348	2,040
Accrued salaries and wages		349	312
Other accrued liabilities		231	199
Income taxes payable		18	62
Long-term debt due within one year		45	51

		3,191	2,936

Deferred revenue		92	92
Long-term debt		426	366
Debentures' interest obligation		250	106
Other long-term liabilities		205	186
Future tax liabilities		356	325
Minority interest	3	896	710

		5,416	4,721

Shareholders'equity
Capital stock	7
Class A Subordinate Voting Shares
(issued: 94,592,026; December 31, 2002 — 94,477,224)		2,492	2,487
Class B Shares
(convertible into Class A Subordinate Voting Shares)
(issued: 1,096,509)		1	1
Preferred Securities		277	277
Other paid-in capital		66	64
Retained earnings		2,832	2,570
Currency translation adjustment		437	22

		6,105	5,421

		$11,521	$10,142

See accompanying notes

22                MAGNA INTERNATIONAL INC.    2003

Magna International Inc.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)

1.     Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2002 annual consolidated financial statements.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2003 and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2003 and 2002.

2.     Goodwill and Other Intangible Assets

In 2002, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants ("CICA") for goodwill and other intangible assets. Upon initial adoption of these recommendations, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma International Inc.'s ("Decoma") U.K. reporting unit and $36 million related to Intier Automotive Inc.'s ("Intier") Interiors Europe, Closures Europe and Interiors North America reporting units. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings, representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million was reflected as a reduction in January 1, 2002 opening minority interest.

3.     Other Loss

In April 2002, Magna Entertainment Corp. ("MEC") completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

4.     Debentures Issued by Subsidiaries

(a)
On March 27, 2003, Decoma issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures maturing March 31, 2010. The subordinated debentures are convertible at any time into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.25 per share. All or part of the subordinated debentures are redeemable at Decoma's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of Decoma's Class A Subordinate Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the subordinated debentures are redeemable at Decoma's option at any time. On redemption or maturity, Decoma will have the option of retiring the Debentures with Decoma Class A Subordinate Voting Shares and in addition, Decoma may elect from time to time to issue and deliver freely tradable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Debentures.

MAGNA INTERNATIONAL INC.    2003                23

(b)
In June 2003, MEC issued $150 million of 8.55% convertible subordinated notes at par. The unsecured notes, which are denominated in U.S. dollars, are convertible at any time at the option of the holders into shares of MEC Class A Subordinate Voting Stock at a conversion price of $7.05 per share and mature on June 15, 2010. The notes are redeemable, at MEC's option, in whole or in part at par plus accrued and unpaid interest at any time after June 15, 2008, and on and after June 2, 2006, if the closing price of MEC's Class A Subordinate Voting Stock exceeds 125% of the conversion price for at least 20 trading days in the previous 30 consecutive trading day period. Interest on the notes is payable in U.S. dollars on a semi-annual basis.

The present value of the principal and interest of the Decoma subordinated debentures and the value ascribed to the holders' conversion option are included in Decoma's equity and, in the case of the MEC notes, the value ascribed to the holders' conversion option is included in MEC's equity. Accordingly, such amounts are classified as minority interest in the Company's consolidated balance sheet.

5.     Redemption of the 4.875% Convertible Subordinated Debentures

In May 2002, the Company called for redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

On redemption, the Company incurred a foreign exchange loss of $11 million related to the equity component of the 4.875% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the recommendations of the CICA, the foreign exchange loss of $11 million has been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

6.     Acquisitions

On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, were acquired by Ontario Racing Inc. ("ORI"). On April 16, 2003, MEC received all necessary regulatory approvals for the acquisition of Flamboro Downs, and accordingly the shares of ORI were transferred to MEC. The purchase price, net of cash acquired, was approximately $56 million and was previously funded by MEC through a cash advance to ORI of $23 million, with the remainder satisfied by ongoing payments under secured notes of approximately $33 million. The results of operations of ORI were accounted for under the equity method for the period from October 18, 2002 to April 16, 2003.

7.     Capital Stock

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at June 30, 2003 were exercised:

Class A Subordinate Voting and Class B Shares outstanding at June 30, 2003	95.7
Stock options	3.5

99.2

The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

24                MAGNA INTERNATIONAL INC.    2003

8.     Stock Based Compensation

(a)
The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million):

	Options outstanding
	Number of options	Weighted average exercise price	Number of options exercisable
Outstanding at December 31, 2002	3,377,875	Cdn$ 89.19	1,958,375
Granted	320,000	Cdn$ 93.19	64,000
Exercised	(36,850)	Cdn$ 66.55	(36,850)

Outstanding at March 31, 2003	3,661,025	Cdn$ 89.77	1,985,525
Granted	40,000	Cdn$ 93.17	8,000
Exercised	(64,150)	Cdn$ 68.46	(64,150)
Cancelled	(115,000)	Cdn$104.08	(41,000)

Outstanding at June 30, 2003	3,521,875	Cdn$ 89.73	1,888,375

(b)
The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	5%
Expected dividend yield	1.45%
Expected volatility	24%
Expected time until exercise	4 years

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the six months and three months ended June 30, 2003 and 2002 would have been as follows:

	Six months ended		Three months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Pro forma net income	$332	$303	$172	$157
Pro forma earnings per Class A Subordinate
Voting or Class B Share
Basic	$3.36	$3.27	$1.74	$1.62
Diluted	$3.36	$3.23	$1.74	$1.61

The weighted average fair value of options granted during the first six months of 2003 was Cdn$21.17 (2002 — Cdn$25.08).

MAGNA INTERNATIONAL INC.    2003                25

9.     Segmented Information

	Six months ended June 30, 2003			Six months ended June 30, 2002
	Total sales	Operating income	Fixed assets, net	Total sales	Operating income	Fixed assets, net
Public Automotive Operations
Decoma International Inc.	$1,189	$100	$603	$1,103	$100	$501
Intier Automotive Inc.	2,164	67	501	1,875	74	438
Tesma International Inc.	548	56	289	452	47	280
Wholly Owned Automotive Operations
Magna Steyr	1,044	12	482	943	15	377
Other Automotive Operations	2,286	229	1,038	1,697	197	823
Corporate and other	(75)	102	1,119	(53)	90	771

Total Automotive Operations	7,156	566	4,032	6,017	523	3,190
MEC	458	22	803	377	34	605

Total reportable segments	$7,614	$588	4,835	$6,394	$557	3,795
Current assets			5,222			4,277
Investments, goodwill and other assets			1,464			813

Consolidated total assets			$11,521			$8,885
	Three months ended June 30, 2003			Three months ended June 30, 2002
	Total sales	Operating income	Fixed assets, net	Total sales	Operating income	Fixed assets, net
Public Automotive Operations
Decoma International Inc.	$612	$55	$603	$588	$60	$501
Intier Automotive Inc.	1,132	38	501	996	48	438
Tesma International Inc.	279	31	289	241	26	280
Wholly Owned Automotive Operations
Magna Steyr	517	8	482	464	5	377
Other Automotive Operations	1,160	120	1,038	881	101	823
Corporate and other	(40)	51	1,119	(25)	49	771

Total Automotive Operations	3,660	303	4,032	3,145	289	3,190
MEC	188	—	803	128	2	605

Total reportable segments	3,848	$303	4,835	$3,273	$291	3,795
Current assets			5,222			4,277
Investments, goodwill and other assets			1,464			813

Consolidated total assets			$11,521			$8,885

26                MAGNA INTERNATIONAL INC.    2003

10.   Subsequent Events

(a)
On August 19, 2003, at a special meeting of shareholders, the shareholders of the Company approved the distribution of 100% of the outstanding shares of MI Developments Inc. ("MID"), a wholly owned subsidiary of the Company. Prior to the distribution, MID will be reorganized to own substantially all of the Company's automotive real estate and the Company's controlling interest in MEC. Magna and its operating subsidiaries will continue to occupy their facilities under long-term leases with MID and Magna will cease to have any interest in MID and MEC.

  As required by recent amendments to CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", the Company is required to recognize an impairment loss, if any, related to the spin-off based on any excess of the Company's carrying value of the distributed assets over their fair values on the distribution date, which is currently expected to be August 29, 2003. This impairment evaluation will be completed at the date of distribution on an individual asset basis for the properties in the real estate business of MID and based on an assessment of the fair value of MID's controlling interest in MEC.

  On the distribution date, the Company's shareholders'equity will be reduced by the carrying value of its net investment in MID. The reduction in shareholders'equity will consist of a charge to income for impairment in the value of the distributed assets, if any, and a direct charge to shareholders'equity for the excess of the net investment in MID over any impairment charge.

  At March 31, 2003, Magna's net investment in MID was $1,475 million. Magna's net investment in MID will be fixed effective June 30, 2003 and, as a result, there will be a payable to, or receivable from, MID created due to certain changes in Magna's net investment in MID during the period between June 30, 2003 and the effective date of the distribution.

(b)
On August 4, 2003, the Company delivered notice to Decoma that it will convert Cdn$150 million of Decoma Convertible Series Preferred Shares into Decoma Class A Subordinate Voting Shares effective August 30, 2003. This share conversion will increase Magna's ownership interest in Decoma from 69% to 74%.

(c)
On August 6, 2003, the Company announced that the Toronto Stock Exchange and the New York Stock Exchange have accepted notices of the Company's intention to purchase for cancellation and/or for purposes of its long-term retention (restricted share) program up to 3,000,000 of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid, which is subject to a maximum aggregate expenditure of $200 million, will commence on August 12, 2003, following the expiry of its prior bid on August 11, 2003, and will expire no later than August 11, 2004. The Company will not purchase any Class A Subordinate Voting Shares during the period commencing on August 12, 2003 and ending on August 22, 2003.

11.   Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

MAGNA INTERNATIONAL INC.    2003                27

Shareholder Information

OFFICE LOCATIONS FOR MAGNA AND ITS MAJOR SUBSIDIARIES AND GROUPS
Corporate Offices

Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Telephone: (905) 726-2462 www.magna.com	Magna International of America, Inc. 600 Wilshire Drive Troy, Michigan, USA 48084 Telephone: (248) 729-2400	Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria Telephone: 011-43-2253-600-0	MI Developments Inc. 455 Magna Drive Aurora, Ontario, Canada L4G 7A9 Telephone: (905) 713-6322
Group Offices

Intier Automotive Inc. 521 Newpark Boulevard Newmarket, Ontario, Canada L3Y 4X7 Telephone: (905) 898-5200 www.intier.com	Closure Systems 521 Newpark Boulevard Newmarket, Ontario, Canada L3Y 4X7 Telephone: (905) 898-2665	Interior Systems United States 39600 Lewis Drive, Novi, Michigan, USA 48377 Telephone: (248) 567-4000	Europe Ostring 19 D-63762 Grossostheim, Ringheim Germany Telephone: 011-49-6026-992-0
Bircholt Road, Parkwood Industrial Trading Estate Maidstone, Kent, England ME15 9XT Telephone: 011-44-162-268-6311

Magna Steyr Liebenauer Hauptstrasse 317 A-8041 Graz, Austria Telephone: 011-43-316-404-0 www.magnasteyr.com	North America 1700 Harmon, Suite 3 Auburn Hills, Michigan, USA 48326 Telephone: (248) 393-7666

Decoma International Inc. 50 Casmir Court Concord, Ontario, Canada L4K 4J5 Telephone: (905) 669-2888 www.decoma.com	Europe Im Ghai 36 D-73776 Altbach, Germany Telephone: 011-49-7153-65-0	United States 600 Wilshire Drive Troy, Michigan, USA 48084-1625 Telephone: (248) 729-2500

Cosma International 50 Casmir Court Concord, Ontario, Canada L4K 4J5 Telephone: (905) 669-9000	Europe Amsterdamer Strasse 230 D-50735 Köln, Germany Telephone: 011-49-221-976-5230	United States 1807 East Maple Road Troy, Michigan, USA 48083 Telephone: (248) 524-5300

Tesma International Inc. 1000 Tesma Way Concord, Ontario, Canada L4K 5R8 Telephone: (905) 417-2100 www.tesma.com	Europe Tesma Allee 1, 8261 Sinabelkirchen, Austria Telephone: 011-43-3118-2055-140	United States 23300 Haggerty Road, Suite 200 Farmington Hills, Michigan, USA 48335 Telephone: (248) 888-5550

Magna Donnelly 49 West Third Street Holland, Michigan, USA 49423 Telephone: (616) 686-7000 www.magnadonnelly.com	Europe Industriestrasse 3, D-97959 Assamstadt, Germany Telephone: 011-49-6294-909-0

Magna Entertainment Corp. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Telephone: (905) 726-2462 www.magnaentertainment.com
Exchange Listings

Class A Subordinate Voting Shares			8.65% Series A Preferred Securities	— The Toronto Stock Exchange	(MG.PR.A)
	— The Toronto Stock Exchange	(MG.A)	8.875% Series B Preferred Securities	— The New York Stock Exchange	(MGAPRB)
	— The New York Stock Exchange	(MGA)
Class B Shares	— The Toronto Stock Exchange	(MG.B)
Transfer Agents and Registrars

Canada — Class A Subordinate Voting and Class B Shares
Computershare Trust Company of Canada
(formerly Montreal Trust Company of Canada)
100 University Avenue
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-800-564-6253	United States — Class A Subordinate Voting Shares Computershare Trust Company, Inc. 350 Indiana Street Golden, Colorado, USA 80801 Telephone: (303) 262-0600 www.computershare.com

2002 Annual Report

Copies of the 2002 Annual Report may be obtained from:
The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1 or www.magna.com
Copies of financial data and other publicly filed documents are available through the internet on the System for Electronic Document Analysis and Retrieval
(SEDAR) which can be accessed at: www.sedar.com and on the Securities and Exchange Commissions Electronic Data Gathering, Analysis, and Retrieval
System (EDGAR) which can be accessed at www.sec.gov

A Fair Enterprise Corporation	Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Telephone: (905) 726-2462 www.magna.com
© Magna International Inc. 2003. MAGNA and the	logo are registered trademarks of Magna International Inc.
The other trademarks are owned by Magna International Inc. or its various subsidiaries.

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